EXHIBIT 12-2

MCN ENERGY ENTERPRISES INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	TWELVE MONTHS	TWELVE MONTHS	TWELVE MONTHS
	ENDED	ENDED	ENDED
	MARCH 31, 2000	DECEMBER 31, 1999	DECEMBER 31, 1998

EARNINGS AS DEFINED (1) Pre-tax income (loss) (2) (4) (5) (6)	$(231,744)	$(212,382)	$(604,240)

Fixed charges (3)	95,003	96,007	92,822

Earnings as defined	$(136,741)	$(116,375)	$(511,418)

FIXED CHARGES AS DEFINED (1) Interest, expensed	$93,361	$94,236	$90,451

Interest, capitalized	4,087	6,408	15,239

Amortization of debt discounts, premium

and expense	1,584	1,607	1,915

Interest implicit in rentals	58	164	456

Fixed charges as defined	$99,090	$102,415	$108,061

Coverage Deficiency (7) (8) (9)	$235,831	$218,790	$619,479

(1)	Earnings and fixed charges are defined and computed in accordance with Item 503 of Regulation S-K.

(2)	This amount represents the aggregate of (a) the pre-tax income (loss) of MCN Energy Enterprises Inc., (MCNEE) and its majority-owned subsidiaries, (b) MCNEE’s share of pre-tax income of its 50% owned companies and (c) any income actually received from less than 50% owned companies.

(3)	Fixed charges added to earnings are adjusted to exclude interest capitalized during the period.

(4)	For the twelve-month period ended March 31, 2000, MCNEE recorded merger costs and several unusual items consisting of property write-downs, contract losses, gains and losses on sale of assets, and investment losses totaling $139,263,000 pre-tax ($90,521,000 net of taxes).

(5)	For the twelve-month period ended December 31, 1999, MCNEE recorded merger costs and several unusual items consisting of property write-downs, contract losses, gains and losses on sale of assets, and investment losses totaling $149,118,000 pre-tax ($96,927,000 net of taxes).

(6)	For the twelve-month period ended December 31, 1998, MCNEE recorded several unusual items consisting of property write-downs, restructuring charges, gains and losses on sale of assets and investment losses totaling $547,675,000 pre-tax ($355,989,000 net of taxes).

(7)	Earnings for the twelve-month period ended March 31, 2000 were not adequate to cover fixed charges. The amount of the coverage deficiency was $235,831,000. The amount of the coverage deficiency excluding merger costs and unusual items would have been $96,568,000.

(8)	Earnings for the twelve-month period ended December 31, 1999 were not adequate to cover fixed charges. The amount of the coverage deficiency was $218,790,000. The amount of the coverage deficiency excluding merger costs and unusual items would have been $69,672,000.

(9)	Earnings for the twelve-month period ended December 31, 1998 were not adequate to cover fixed charges. The amount of the coverage deficiency was $619,479,000. The amount of the coverage deficiency excluding unusual items would have been $71,804,000.